ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

June 18, 2012

Mr. Kevin C. Rupert

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:	Babson Capital Global Short Duration High Yield Fund (the “Registrant”)

File Nos. 333-174430; 811-22562

Dear Mr. Rupert:

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that you provided to Jacob Comer telephonically in December 2011, and discussed with Brian McCabe on May 30, 2012, in connection with the Registrant’s registration statement on Form N-2/A (the “Registration Statement”) filed with the SEC on August 18, 2011. The Staff’s comments are summarized below, and each is followed by our response. Additionally, we note that the Registrant’s name has changed from Babson Capital Global Floating Rate & Income Fund to Babson Capital Global Short Duration High Yield Fund, and the Registrant’s investment policy in connection with Rule 35d-1 has been modified as reflected in the pre-effective amendment filed contemporaneously with this letter.1

General

1. Comment. We note that material portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied to the Staff, or on exhibits added in any pre-effective amendments.

Response. The Registrant intends to include all required information and exhibits to the Registration Statement in one or more pre-effective amendments.

2. Comment. Please provide disclosure stating that the Fund will segregate against or cover its obligations under leveraged transactions in accordance with the positions or guidance of the Staff.

[1]

Capitalized terms not defined herein shall have the same meaning ascribed to them in the prospectus or the statement of additional information, as applicable, in the Registration Statement. Page numbers used herein correspond to the page numbers of the Registration Statement.

Response. The Registrant has modified its disclosure in the “Investment Objective and Policies” section of the Statement of Additional Information (the “SAI”), in the subsection entitled “Leverage” as follows:

As described above, the Fund will, under certain circumstances, cover its commitment under these instruments by the segregation of assets determined to be liquid by the Manager or the Subadviser in accordance with procedures adopted by the Trustees, equal in value to the amount of the Fund’s commitment, or by entering into offsetting transactions or owning positions covering its obligations. Such procedures adopted by the Trustees are based upon published guidance of the staff of the SEC with respect to segregation and coverage.

3. Comment. If the Registrant will invest more than 5% of its assets in a derivative instrument, the derivative should be identified and described in the prospectus.

Response. In accordance with Item 8.2.b(1) of Form N-2, the Registrant has disclosed in the prospectus all types of derivative instruments in which the Registrant intends to invest principally. In addition, the Registrant supplementally confirms that it has identified in the prospectus all derivatives in which it currently anticipates it will invest more than 5% of its assets.

4. Comment. Since the Fund uses the term “Global” in its name, the prospectus must also disclose a policy that states the Fund will have at least 40% of its assets invested globally (i.e., outside of the United States).

Response. In January 1991, the Staff expressed its position that “[a] registrant which includes the terms “international” or “global” in its name should have an investment policy which requires that, under normal market conditions, at least 65 percent of the value of its total assets be invested in a way that reflects an international (multi-national) or global (worldwide) character of the portfolio.”2 However, in adopting Rule 35d-1 in January 2001, the SEC specifically declined to codify the Staff’s position regarding the use of the term “global” in investment company names.3 The SEC explained its declination as follows:

The term “foreign” indicates investments that are tied economically to countries outside the United States, and an investment company that uses this term would be subject to the 80% requirement. The terms “international” and “global,” however, connote diversification among investments in a number of different countries throughout the world, and “international” and “global” funds will not be subject to the rule. We would expect, however, that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.4

[2]	Generic Comment Letter, SEC No-Action Letter, 1991 SEC No-Act. LEXIS 1451 at II.A.2 (Jan. 3, 1991).
[3]	Investment Company Names, Investment Company Act Release No. 24,828, 74 SEC Docket 313-51 (Jan. 17, 2001).
[4]	Id. at II.C.1 n. 42.

Consistent with the position of the SEC, the Registrant anticipates that its assets will at all times be invested in investments that are tied economically to multiple countries throughout the world. Accordingly, the Registrant has added the following disclosure to its prospectus under the caption “Portfolio Management Strategies” in the section “The Fund’s Investment Objectives and Strategies”:

Under normal market conditions, the Fund intends to invest in at least three different countries and at least 40% of its net assets in securities of foreign companies (or, if less, at least the percentage of net assets that is 10% less than the percentage of the Fund’s benchmark, the Bank of America/Merrill Lynch Global Non-Financial High Yield Constrained Index, represented by foreign companies, as determined by the provider of the benchmark). For purposes of determining whether securities held by the Fund are securities of a foreign company, a company is considered to be a foreign company if the Manager or Subadviser determines that the company’s securities trade on a market outside of the United States, the company is headquartered or organized outside of the United States, the company derives a majority of its revenues or profits outside of the United States, or the company is significantly exposed to the economic fortunes and risks of regions outside the United States. The Bank of America/Merrill Lynch Global Non-Financial High Yield Constrained Index tracks the performance of U.S. dollar, Canadian dollar, British pound and Euro denominated below investment grade corporate debt publicly issued in the major domestic or eurobond markets, except those of financial issuers. As of May 31, 2012, 33.37% of the Bank of America/Merrill Lynch Global Non-Financial High Yield Constrained Index consisted of non-U.S. securities.

While the Registrant’s investments in non-U.S. securities may from time to time represent somewhat less than 40% of its net assets, the Registrant will at all times be invested in investments that are tied economically to multiple countries throughout the world, and the Registrant believes that no reasonable investor would find the Registrant’s name to be materially misleading.

5. Comment. Please supplementally confirm whether the Fund intends to invest more than 5% of it assets in loans that cannot be transferred without the consent of the borrower and, if so, please describe any typical terms relating to such consent requirements (e.g., whether the borrower unreasonably withhold its consent). Please also supplementally explain to the Staff how loans with restrictions on transferability are fair valued, including the role of the board of trustees of the Fund in such valuations.

Response. The Fund intends to invest more than 5% of its assets in loans that cannot be transferred without the consent of the borrower. The transfer of a loan typically requires the consent of the borrower (not to be unreasonably withheld), and typically requires such consent to be given within a specified period (generally five days), although, if the loan is in default, consent of the borrower is not typically required. This market convention on transferability is reflected in the prices of loans for which market quotations are readily available. Any loans that cannot be transferred without the consent of the borrower and for which market quotations are not readily available would be valued at their fair values as determined in good faith by the board of trustees of the Registrant. Because, based on the experience of the Manager and the Subadviser, such loans can typically be sold within seven days at approximately the price at which they are valued, the Registrant does not anticipate that the Registrant’s board of trustees will ordinarily reduce the values of such loans by a “liquidity discount.”

Prospectus

6. Comment. In the “Leverage Risk” section, please provide a statement that the board of trustees of the Fund oversees conflicts regarding leverage.

Response. The Registrant has added the following disclosure to the “Leverage” section of the “Investment Objectives and Policies” subsection of the prospectus:

Because the fees received by the Manager and the Subadviser are based on the total managed assets of the Fund (including assets attributable to leverage), the Manager and the Subadviser have a financial incentive for the Fund to use leverage, which may create a conflict of interest between the Manager and the Subadviser, on the one hand, and the Common Shareholders, on the other hand. The board of trustees of the Fund will generally oversee the use by the Manager or Subadviser of leverage for the Fund.

7. Comment. In the section captioned “Zero-Coupon Bonds, Step-Ups, and Payment-in-Kind Securities” in the prospectus, please provide additional disclosure regarding the accrual of interest on such obligations in the event the Fund does not expect the borrower to be able to meet its obligations.

Response. The Registrant has added the following disclosure at the end of the section captioned “Zero-Coupon Bonds, Step-Ups, and Payment-in-Kind Securities” in the prospectus:

Generally, when payments on a loan become past due, or the Fund otherwise does not expect the borrower to be able to meet its obligations to the Fund, the Fund will place the loan on non-accrual status and will cease recognizing PIK interest income on that loan for financial reporting purposes until all principal and interest has been brought current through payment or through a restructuring as a result of which the Fund determines that the interest income should be collectible. The Fund will write off any previously accrued and uncollected PIK interest when it determines that the PIK interest is no longer collectible.

Part C

8. Comment. In Item 30, please provide the details of when the Declaration of Trust was filed as an exhibit to the registration statement (e.g., file number, date of filing, etc.)

Response. The requested change has been made.

9. Comment. The Staff notes that only one trustee of the board of trustees of the Fund has signed the registration statement, and the signatures of a majority of the board of trustees of the fund are required.

Response. Currently, there is only one trustee on the board of trustees of the Fund. In accordance with the Fund’s Agreement and Declaration of Trust, the number of trustees will in no event be less than three from and after the date when shares are first sold pursuant to a public offering. It is expected that additional trustees will be added, and that such trustees will sign a pre-effective amendment to the registration statement.

* * * * *

We hope that the foregoing adequately addresses the Staff’s comments. If you have any questions, please feel free to call me at 415.315.6366 or Brian D. McCabe at 617.951.7801.

Very truly yours,

/s/ Colleen B. Meyer

Colleen B. Meyer

cc:	Christopher DeFrancis

Janice Bishop

Brian D. McCabe

Maureen A. Meredith